

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 1, 2010

<u>Via U.S. mail and facsimile @ (702) 897-2284</u>

Linster W. Fox
Chief Financial Officer
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, NV 89119

> **RE:** **Shuffle Master, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2009**
> **Filed January 14, 2010**
> **Definitive Proxy Statement on Schedule 14A filed on February 12, 2010**
> **File No. 000-20820**

Dear Mr. Fox:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2009

Item 1. Business, page 5

Intellectual Property, page 13

Intellectual Property Licenses, page 13

1. We note your discussion about the multiple game license agreement with Delta
    Rangers. Because it is not clear whether you are substantially dependent on the
    licensing arrangement with Delta, please advise if you considered filing your
    agreement with that company as an exhibit. See Item 601(b)(10)(ii)(B) of
    Regulation S-K.

Item 1A. Risk Factors, page 18

Risks Related to Our Business, page 18

2. In future filings, please consider revising the first two risks factors to condense
    the disclosure about the risks being discussed, or otherwise ensure that each risk is
    separately addressed under a descriptive subcaption. Current disclosure is quite
    lengthy and impedes the ability of the reader to easily assess the identified risks.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Results of Operations, page 38

Fiscal 2009 compared to Fiscal 2008, page 38
Revenue, page 38

3. With a view toward future disclosure, please tell us whether there were unusual or
    infrequent events or transactions or any significant economic changes that caused
    the revenues of the ETS segment to decline by 42.2%. Refer to Item 303(a)(3)(i)
    of Regulation S-K.

Item 9A. Controls and Procedures, page 104

Evaluation of Disclosure Controls and Procedures, page 104

4. It is unclear why you have included the last sentence in the second paragraph of
    your disclosure since, by definition, controls and procedures affect all information
    required to be disclosed under the Exchange Act, not just the financial statements.
    Because the determination as to whether the financial statements included in the

annual report correctly present your financial condition is covered in the Section 302 certifications, in future filings, please remove the noted sentence.

5. Please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in the first paragraph of your Item 9A disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Internal Control Over Financial Reporting, page 104
Management's Report On Internal Control Over Financial Reporting, page 104

6. We note your disclosure that internal control over financial reporting "refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. Specifically, the description does not indicate that internal control over financial reporting includes those policies and procedures that:

   1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

   2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and

   3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the financial statements.

   Please confirm that your description of internal control over financial reporting conforms to the definition contain in Rules 13a-15(f) and 15d-15(f) and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your internal control over financial reporting was effective.

Item 15. Exhibits and Financial Statement Schedules, page109

7. We note that you have not filed the schedules and the exhibits to the Credit Agreement dated November 30, 2006 (Exhibit 10.13). Please file the complete copy of the agreement with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Annual Cash Bonus, page18

8. At the beginning of page 19 you disclose that the company achieved 98% of the bonus threshold. Your consolidated financial statements do not appear to present a Consolidated EBITDA figure. Please tell us with a view toward future disclosure how you determined the actual level of target achievement.

9. You disclose that each executive officer's individual goals are measured in terms of strategic objectives and operational goals. With respect to Mr. Parrott's Individual Bonus, we note that in the middle of page 19 you have provided some qualitative disclosure of the compensation committee's assessment of Mr. Parrott's individual performance and the reasons behind the committee's recommendation that he be granted 100% of his Individual Bonus yet you do not appear to have provided similar disclosure for the other named executive officers. To the extent that the compensation committee's decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

10. You disclose that Ms. Sawdon received $90,000 in spot bonuses for performance of additional duties as acting CFO; however, your disclosure does not elaborate on the factors considered by the compensation committee in granting Ms. Sawdon these bonuses or why the spot bonus amount was appropriate in light of the factors considered. Please advise.

Long-Term Equity Incentives, page 20

11. In the first paragraph you state that the long-term equity incentives "are performance-based and linked to business objectives and individual objectives." Based on your disclosures in the last paragraph, the vesting of the 2009 option awards appears to be service-based over a four-year period provided that the named executive officers remain employed with the company. Please clarify whether the items enumerated in the bullet points on pages 20-21 relate to the determination of fiscal 2009 equity incentive awards.

12. Please enhance the disclosure regarding the fiscal 2009 option grants to disclose in more detail the factors the compensation committee considered in determining the specific levels of this component of your compensation program. For Messrs. Lopez, Snow and Smith and Ms. Sawdon, please provide substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts.

Compensation Consultant, page 22

13. Please describe the benchmarking parameters that the compensation committee considers for purposes of setting the executive pay packages.

Potential Payments Upon termination or Change in Control, page 35
Severance Benefits, page 35

14. In future filings, please consider including footnote disclosure to direct the reader to the narrative disclosure describing the severance benefits (see disclosure starting on page 37).

Independent Director Compensation – Fiscal 2009, page 42

15. In future filings, please disclose the amount of the quarterly cash payment received by each independent director and how that amounts differs for the chairman of the board. Also, confirm that no committee member receives any additional fees for serving on a committee. Please see Item 402(k)(3) of Regulation S-K.

16. We note footnote (2) disclosure to the tabular presentation on page 43. With a view toward future disclosure, please tell us why the values in column (c) differ from the $101,680 grant date fair value. Also, please explain why the option awards to Messrs. Bailey and Warner resulted in higher values.

* * * *

Mr. Linster W. Fox
Shuffle Master, Inc.
April 1, 2010
Page 6

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence the undersigned at (202) 551-3397 if you have questions regarding our comments.

Sincerely,

Jay E. Ingram
Legal Branch Chief